SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

 ___________________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

__________________________

Healthcare AI Acquisition Corp
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G4373K125

 (CUSIP Number)

ATTICUS ALE, LLC

8 THE GREEN, STE 1561

DOVER, DE 19901

Tel: (917) 446-0469

With a copy to:

Giovanni Caruso, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2023

(Date of Event Which Requires Filing of this Statement)

 ____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Atticus Ale, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION NJ

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,184,829 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,184,829 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,184,829 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59%(2)
14	TYPE OF REPORTING PERSON OO

________________

(1)

Consists of 3,184,829 Class A Ordinary Shares held directly by Atticus Ale, LLC, a New Jersey limited liability company and the Sponsor of the Company. Excludes 1 Class B Ordinary Share which will convert into one Class A Ordinary Share on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Zikang Wu is the managing member of Atticus Ale, LLC and therefore has voting and investment power over the Class A Ordinary Shares.

(2)

Based on 5,390,599 Class A ordinary shares outstanding as of November 14, 2023 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

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1	NAME OF REPORTING PERSON Zikang Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING P ERSON WITH	7	SOLE VOTING POWER 3,184,829 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,184,829 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,184,829 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59%(2)
14	TYPE OF REPORTING PERSON IN

________________

(1)

Consists of 3,184,829 Class A Ordinary Shares held directly by Atticus Ale, LLC, a New Jersey limited liability company and the Sponsor of the Company. Excludes 1 Class B Ordinary Share which will convert into one share of Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Zikang Wu is the managing member of Atticus Ale, LLC and therefore has voting and investment power over the Class A Ordinary Shares.

(2)

Based on 5,390,599 Class A ordinary shares outstanding as of November 14, 2023 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

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Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of Healthcare AI Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 8 THE GREEN, STE 1561, Dover, DE 19901.

Item 2. Identity and Background.

(a)	This Schedule is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Atticus Ale, LLC

2.	Zikang Wu

(b)	The principal business address of each of the Reporting Persons are as follows:

8 THE GREEN, STE 1561, Dover, DE 19901.

(c)

Atticus Ale, LLC is the New Sponsor of the Issuer pursuant to the Sponsor Handover described in Item 4 below. Mr. Wu is the Chief Executive Officer of the Issuer. He is also the managing member of the New Sponsor.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wu is a citizen of People’s Republic of China

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

Sponsor Handover

On June 12, 2023, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer’s prior sponsor Healthcare AI Acquisition LLC (the “Prior Sponsor”) and Atticus Ale, LLC (the “New Sponsor”) and its designees (the “Purchaser”), whereby the Prior Sponsor agreed to transfer to the Purchaser 3,184,830 of the Issuer’s Class B ordinary shares and surrender for cancelation 11,124,960 private placement warrants purchased at the time of the Issuer’s IPO. The transfer of all Class B ordinary shares is referred to as the “Transfer.” The Transfer, all agreements executed in connection with the Transfer (including the transactions contemplated therein) and the Management Change (as defined below) are referred to as the “Sponsor Handover.” The Sponsor Handover closed on June 12, 2023 (the “Closing”).

In connection with the Sponsor Handover, the Issuer, its officers and directors, the Prior Sponsor and the Purchaser entered into additional agreements whereby: (a) the Purchaser and its designees signed a joinder agreement (the “Joinder Agreement”) to become a party to the Letter Agreement (the “Letter Agreement”) and the Registration Rights Agreement (“Registration Rights Agreement”), both dated December 14, 2021 and entered into in connection with the IPO, among the Issuer, the Prior Sponsor and certain equityholders of the Issuer; and (b) the Letter Agreement was amended by the parties thereto to allow for the Transfer (the “Letter Agreement Amendment”). In addition, at the Closing, the Issuer’s IPO underwriters waived their respective entitlement to the payment of any deferred underwriting fees to be paid under the terms of Section 2(c) and Section 5(bb) of the Underwriting Agreement dated December 9, 2021.

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As part of the Sponsor Handover, the Issuer introduced a change in management and the Board as follows: On June 12, 2023, the Zikang Wu became a non-independent director of the Company. Additionally, on June 12, 2023,  Zikang Wu as the sole director of the Company, appointed Zikang Wu as Chief Executive Officer, effective June 12, 2023, and also appointed Weiyi Zheng, Hao Tian, Yuerong Tang and Zixun Jin as directors to join the Board of Directors of the Company (the “Board”).

On June 29, 2023, the Issuer issued an aggregate of 5,390,599 shares of its Class A ordinary shares to the holders of the Company’s Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) upon the conversion of an equal number of Class B Shares (the “Conversion”). The 5,390,599 Class A Shares issued in connection with the Conversion are subject to the same restrictions as applied to the Class B Shares before the Conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination as described in the prospectus for the initial public offering.

On December 28, 2023  Hao Tian, Yuerong Tang, Zixun Jin, and Zikang Wu will resign from their roles as officers and directors of the Company, to be effective upon the expiration of all applicable waiting periods under Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (such period of time being referred to herein as the “Waiting Period”). Nat Y Chan, Stefan Dodov and Manuel C. Menendez III will fill the vacancies left by departing Hao Tian, Yuerong Tang, Zixun Jin. In addition, Jiande Chen will replace Zikang Wu as Chief Executive Officer of the Company and chairman of the Board, and Xiaocheng Peng, acting as interim chief executive officer and director will continue as Chief Financial Officer of the Company and a non-independent director.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Among other things, a Reporting Person may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of such Reporting Person or in which the Reporting Person otherwise has an equity or other interest.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information on the cover pages of this Amendment is incorporated herein by reference. Zikang Wu, as manager of the Sponsor has the sole power to dispose or direct the disposition of all of the 3,184,829 Class A shares that are owned by the Sponsor.

(c) Except for the transactions described in Item 4 of this Amendment, the Reporting Persons have not engaged in any transactions involving the Ordinary Shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the extent required by Item 6, the information contained in Items 3, 4 and 5 of the Amendment above are incorporated herein by reference.

Registration Rights:  Pursuant to the Joinder Agreement, dated as of June 12, 2023, by and among the Issuer and the Reporting Persons, the holders of the Shares are entitled to make registration demands that the Issuer register such securities for sale under the Securities Act of 1933 (the “Securities Act”). In addition, the Reporting Persons will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of an initial business combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
10.1	Share Purchase Agreement, dated June 12, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2023).
10.2	Form of Joinder Agreement dated June 12, 2023 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2023).

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: December 28, 2023

Atticus Ale, LLC

/s/ Zikang Wu
Zikang Wu, Manager

Zikang Wu

/s/ Zikang Wu
Zikang Wu

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